File No. 812-14905

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 17(d) OF

THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d–1 UNDER THE ACT

TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY

SECTION 17(d) OF THE ACT AND RULE 17d-1 UNDER THE ACT

FS CREDIT INCOME FUND; fs multi-alternative income fund;

FS CREDIT INCOME ADVISOR, LLC; fs multi-alternative advisor, llc

201 Rouse Boulevard

Philadelphia, Pennsylvania 19112

GoldenTree Asset Management Credit Advisor LLC; GOLDENTREE Loan

Management LP; GOLDENTREE ASSET MANAGEMENT LP;

GoldenTree Master Fund, Ltd.; GoldenTree Partners, LP; GoldenTree Offshore Fund, Ltd.; GoldenTree Offshore Intermediate Fund, LP; GoldenTree Select Partners, LP; GoldenTree Select Offshore Fund, Ltd.; GoldenTree Select Offshore Intermediate Fund, LP; GoldenTree Entrust Intermediate Fund SPC (Segregated Portfolio I); GoldenTree Entrust Offshore Fund SPC (Segregated Portfolio I); GoldenTree Entrust Master Fund SPC (Segregated Portfolio I);

GT NM, L.P.; GoldenTree Credit Opportunities Master Fund, Ltd.; GoldenTree Credit Opportunities, LP; GoldenTree Credit Opportunities, Ltd.; GoldenTree Multi-Sector Master Fund ICAV; GoldenTree Multi-Sector, LP; GoldenTree Multi-Sector Cayman Ltd.; GoldenTree NJ Distressed Fund 2015 LP; GoldenTree Emerging Markets Master Fund ICAV; GOLDENTREE EMERGING MARKETS FUND ICAV; GoldenTree High Yield Value Master Unit Trust; GoldenTree High Yield Value Fund Offshore (Strategic) Ltd.; GoldenTree Multi-Sector Fund Offshore ERISA Ltd.; GoldenTree Loan Opportunities IX Ltd.; GoldenTree Loan Opportunities X Ltd.; GoldenTree Loan Opportunities XII Ltd.; GoldenTree Loan Financing I, Ltd.; GoldenTree Structured Products Opportunities Offshore Fund Extension Holdings LLC; GoldenTree Structured Products Opportunities Domestic Fund Extension Holdings LLC; GoldenTree Structured Products Opportunities Fund Extension Holdings LLC; GoldenTree Structured Products – C LP; Guadalupe Fund, LP; Gresham Multi-Sector Credit Fund, Ltd.; GoldenTree 2017 K-SC, Ltd; GoldenTree Distressed Master Fund III Ltd; GoldenTree Distressed Fund III LP; GoldenTree Distressed Master (ECI) Fund III LP; GoldenTree Distressed Fund 2014 LP; GoldenTree Distressed Master Fund 2014 Ltd.; GoldenTree Distressed Master (ECI) Fund 2014 LP; GoldenTree Distressed Debt Master Fund LP; GoldenTree Distressed Debt Fund LP; GoldenTree Distressed Debt Master (ECI) Fund LP; GoldenTree Loan Management US CLO 1, Ltd.; GoldenTree Loan Management US CLO 2, Ltd.; GoldenTree Loan Management US CLO 3, Ltd.; GoldenTree Loan Opportunities XI, Ltd.; Laurelin 2016-1 DAC; GoldenTree Loan Management Euro CLO 1 DAC; Ginkgo Tree, LLC; GoldenTree loan management (us Feeder), LP; goldentree loan management (offshore feeder), LP

300 Park Avenue, 21st Floor

New York, New York 10022

Page 1 of 43 sequentially numbered pages (including exhibits)

All Communications, Notices and Orders to:

Stephen S. Sypherd

FS Credit Income Advisor, LLC

201 Rouse Boulevard

Philadelphia, Pennsylvania 19112

(215) 495-1150

George Travers

GoldenTree Asset Management LP

300 Park Avenue, 21st Floor

New York, New York 10022

(212) 847-3459

Copies to:

Kenneth E. Young

William J. Bielefeld

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104

(215) 994-2988

December 12, 2018

UNITED STATES OF AMERICA

Before the

 SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

FS CREDIT INCOME ADVISOR, LLC; fs Multi-alternative advisor, llc; FS Multi-Alternative income fund; FS CREDIT INCOME FUND; GoldenTree Asset Management Credit Advisor LLC; GOLDENTREE LOAN MANAGEMENT LP; GOLDENTREE ASSET MANAGEMENT LP; GoldenTree Master Fund, Ltd.; GoldenTree Partners, LP; GoldenTree Offshore Fund, Ltd.; GoldenTree Offshore Intermediate Fund, LP; GoldenTree Select Partners, LP; GoldenTree Select Offshore Fund, Ltd.; GoldenTree Select Offshore Intermediate Fund, LP; GoldenTree Entrust Intermediate Fund SPC (Segregated Portfolio I); GoldenTree Entrust Offshore Fund SPC (Segregated Portfolio I); GoldenTree Entrust Master Fund SPC (Segregated Portfolio I); GT NM, L.P.; GoldenTree Credit Opportunities Master Fund, Ltd.; GoldenTree Credit Opportunities, LP; GoldenTree Credit Opportunities, Ltd.; GoldenTree Multi-Sector Master Fund ICAV; GoldenTree Multi-Sector, LP; GoldenTree Multi-Sector Cayman Ltd.; GoldenTree NJ Distressed Fund 2015 LP; GoldenTree Emerging Markets Master Fund ICAV; GoldenTree High Yield Value Master Unit Trust; GOLDENTREE EMERGING MARKETS FUND ICAV; GoldenTree High Yield Value Fund Offshore (Strategic) Ltd.; GoldenTree Multi-Sector Fund Offshore ERISA Ltd.; GoldenTree Loan Opportunities IX Ltd.; GoldenTree Loan Opportunities X Ltd.; GoldenTree Loan Opportunities XII Ltd.; GoldenTree Loan Financing I, Ltd.; GoldenTree Structured Products Opportunities Offshore Fund Extension Holdings LLC; GoldenTree Structured Products Opportunities Domestic Fund Extension Holdings LLC; GoldenTree Structured Products Opportunities Fund Extension Holdings LLC; GoldenTree Structured Products – C LP; Guadalupe Fund, LP; Gresham Multi-Sector Credit Fund, Ltd.; GoldenTree 2017 K-SC, Ltd; GoldenTree Distressed Master Fund III Ltd; GoldenTree Distressed Fund III LP; GoldenTree Distressed Master (ECI) Fund III LP; GoldenTree Distressed Fund 2014 LP; GoldenTree Distressed Master Fund 2014 Ltd.; GoldenTree Distressed Master (ECI) Fund 2014 LP; GoldenTree Distressed Debt Master Fund LP; GoldenTree Distressed Debt Fund LP; GoldenTree Distressed Debt Master (ECI) Fund LP; GoldenTree Loan Management US CLO 1, Ltd.; GoldenTree Loan Management US CLO 2, Ltd.; GoldenTree Loan Management US CLO 3, Ltd.; GoldenTree Loan Opportunities XI, Ltd.; Laurelin 2016-1 DAC; GoldenTree Loan Management Euro CLO 1 DAC; Ginkgo Tree, LLC; GoldenTree loan management (us Feeder), LP; goldentree loan management (offshore feeder), LP

201 Rouse Boulevard

Philadelphia, Pennsylvania 19112

and

300 Park Avenue, 21st Floor

New York, New York 10022

File No. 812-14905

Investment Company Act of 1940

) ) ) ) ) ) ) ) ) ) ) ) ) ) )	FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d–1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(d) OF THE ACT AND RULE 17d-1 UNDER THE ACT

I. SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d–1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) as modified by the exemptive rules adopted by the Commission under the 1940 Act:

•	FS Credit Income Advisor, LLC (“FSC Advisor,” on behalf of itself and its successors1),
•	FS Multi-Alternative Advisor, LLC (“FSM Advisor,” on behalf of itself and its successors, and collectively with FSC Advisor, the “Company Advisors”),
•	FS Multi-Alternative Income Fund (“FSM”),
•	FS Credit Income Fund (“FSC,” and with FSM, each a “Company” and collectively, the “Companies”),
•	The GTAM Private Funds and GLM Private Funds set forth on Schedule A hereto (collectively, the “Private Funds”),
•	GoldenTree Asset Management Credit Advisor LLC (“GTAM Credit,” on behalf of itself and its successors),

1 The term “successor,” as applied to each Adviser (defined below), means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

•	GoldenTree Loan Management LP (“GLM,” on behalf of itself and its successors), and
•	GoldenTree Asset Management LP (“GTAM,” on behalf of itself and its successors, and collectively with the Company Advisors, GTAM Credit, GLM, the Companies, and the Private Funds, the “Applicants”).

In particular, the relief requested in this first amended and restated application (the “Application”) would permit one or more Regulated Funds2 and/or one or more Affiliated Funds3 to participate in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”), where such participation would otherwise be prohibited under Rule 17d-1, by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price (“Private Placement Securities”);4 and (b) making additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”). “Co-Investment Transaction” means any transaction in which a Regulated Fund (or a Wholly-Owned Investment Subsidiary (as defined below)) participates together with one or more other Regulated Funds and/or one or more Affiliated Funds in reliance on the requested Order.5 “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or a Wholly-Owned Investment Subsidiary) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application. The Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.6

2 “Regulated Fund” means the Companies and any Future Regulated Fund. “Future Regulated Fund” means any closed-end investment management company (a) that is registered under the 1940 Act, (b) whose investment adviser or sub-adviser is a GTAM Adviser and (c) that intends to participate in the Co-Investment Program. The term “FS Adviser” means (a) the Company Advisors and (b) any future investment adviser that controls, is controlled by or is under common control with the Company Advisors, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “the Advisers Act”) and is not a Regulated Fund or a subsidiary of a Regulated Fund. The term “GTAM Adviser” means (a) GTAM, GTAM Credit, or GLM and (b) any future investment adviser that controls, is controlled by or is under common control with GTAM, GTAM Credit, or GLM, is registered as an investment adviser under the Advisers Act and is not a Regulated Fund or a subsidiary of a Regulated Fund. The term “Adviser” means (a) a FS Adviser or (b) a GTAM Adviser; provided that a GTAM Adviser serving as a sub-adviser to an Affiliated Fund (defined below) is included in this term only if such Adviser controls the entity. The term Adviser does not include any primary investment adviser to an Affiliated Fund or a Regulated Fund (defined below) whose sub-adviser is a GTAM Adviser, except that such primary investment adviser is deemed to be an Adviser for purposes of Conditions 2(c)(iv), 13 and 14 only. The primary investment adviser to an Affiliated Fund or a Regulated Fund whose sub-adviser is a GTAM Adviser will not source any Potential Co-Investment Transactions under the requested Order.

3 “Affiliated Fund” means the Private Funds and any Future Affiliated Fund. “Future Affiliated Fund” means any entity (a) whose investment adviser or sub-adviser is a GTAM Adviser, (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, and (c) that intends to participate in the Co-Investment Program; provided that an entity sub-advised by a GTAM Adviser is included in this term only if such Adviser serving as sub-adviser controls the entity.

4 The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”).

5 No Non-Interested Trustee (as defined below) of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

6 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II. APPLICANTS

A.	The Companies

FSC was organized under the Delaware Statutory Trust Act on October 27, 2016, and is a non-diversified, closed-end management investment company that operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. FSC has elected to be treated, beginning with its first taxable year ended October 31, 2017, and intends to qualify annually thereafter, as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended (the “Code”). FSC’s adviser is FSC Advisor. FSC’s sub-adviser is GTAM Credit.

FSC’s Objectives and Strategies7 are to provide attractive total returns, which will include current income and capital appreciation, by investing, under normal market conditions, at least 80% of its assets (including borrowings for investment purposes) in debt obligations. The securities acquired by FSC may include all types of debt and equity obligations and may have varying terms with respect to collateralization, seniority or subordination, purchase price, convertibility, interest payments and maturity. FSC may purchase debt and equity securities of non-U.S. governments and corporate entities domiciled outside of the U.S., including emerging market issuers. FSC anticipates that most of the credit instruments in which FSC invests will be rated below investment grade by rating agencies or would be rated below investment grade if they were rated.

FSM was organized under the Delaware Statutory Trust Act on April 9, 2018, and is a non-diversified, closed-end management investment company registered under the 1940 Act. FSM’s adviser is FSM Advisor. FSM’s Objectives and Strategies are to provide attractive total returns by investing in a diversified portfolio of liquid and illiquid alternative investment strategies that generate income and growth. FSM seeks to achieve its investment objectives by using a multi-manager approach whereby FSM’s assets are allocated among the FSM Advisor and one or more sub-advisers, including GTAM Credit.

Each of FSC and FSM has a board of trustees, and a majority of each board of trustees is comprised of members who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (the “Non-Interested Trustees”). No Non-Interested Trustee will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than indirectly through share ownership (if any) in the Companies or a Future Regulated Fund.

B.	The Wholly-Owned Investment Subsidiaries

The Companies or one or more of the Regulated Funds may from time to time form special purpose subsidiaries (each, a “Wholly Owned Investment Subsidiary”) (i) that are wholly owned by the applicable Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments and incur debt (which is or would be consolidated with other indebtedness of such Regulated Fund for financial reporting or 1940 Act compliance purposes) on behalf of such Regulated Fund; (iii) with respect to which the board of trustees (each, a “Board”) of such Regulated Fund has the sole authority to make all determinations with respect to the entity’s participation under the conditions to this Application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.

C.	The GTAM Private Funds

The GTAM Private Funds are entities whose investment adviser is GTAM and that would be investment companies but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. The GTAM Private Funds pursue strategies focused on investing in a variety of fixed income securities, below investment-grade securities, distressed securities, loans, collateralized loan obligations (“CLOs”), and asset-backed securities.

7 “Objectives and Strategies” means, with respect to a Regulated Fund, the investment objectives and strategies of such Regulated Fund, as described in such Regulated Fund’s registration statement, other filings the Regulated Fund has made with the Commission under the 1940 Act, under the 1933 Act or under the 1934 Act, or in the Regulated Fund’s reports to shareholders.

D.	The GLM Private Funds

The GLM Private Funds are entities whose investment adviser is GLM and that would be investment companies but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. The GLM Private Funds are CLO funds that invest primarily in senior secured bank loans. GLM’s investments for the GLM Private Funds consist primarily of equity securities and rated debt issued by CLOs for which it is the collateral manager. GLM implements and manages any and all warehouse facilities needed to ramp the loan portfolios of the CLOs.

E.	FSC Advisor

FSC Advisor, a Delaware limited liability company formed in 2007, is an investment adviser registered with the Commission under the Advisers Act. FSC Advisor serves as the investment adviser to the FSC and is an affiliate of FS Investments, a national sponsor of alternative investment funds. FSC Advisor has engaged a sub-adviser,8 GTAM Credit, to identify investment opportunities and execute on its trading strategies subject to guidelines agreed to by FSC Advisor and GTAM Credit. FSC Advisor has established investment guidelines, monitoring and reporting procedures to evaluate the performance of GTAM Credit relative to FSC’s investment objectives, but is not responsible for making or ratifying any investment decisions made by GTAM Credit. FSC Advisor has delegated responsibility for the Co-Investment Program described herein to GTAM Credit and cannot cause the Companies or any Affiliated Fund to enter into a Potential Co-Investment Transaction.

F.	FSM Advisor

FSM Advisor, a Delaware limited liability company, is an investment adviser registered with the Commission under the Advisers Act. FSM Advisor serves as the investment adviser to FSM and is an affiliate of FS Investments, a national sponsor of alternative investment funds. FSM Advisor engages multiple sub-advisers,9 including GTAM Credit. GTAM Credit identifies investment opportunities and executes on FSM’s trading strategies subject to guidelines agreed to by FSM Advisor and GTAM Credit. FSM Advisor has established investment guidelines, monitoring and reporting procedures to evaluate the performance of GTAM Credit relative to FSM’s investment objectives, but is not responsible for making or ratifying any investment decisions made by GTAM Credit. FSM Advisor has delegated responsibility for the Co-Investment Program described herein to GTAM Credit and cannot cause the Companies or any Affiliated Fund to enter into a Potential Co-Investment Transaction.

G.	The GTAM Advisers

GTAM Credit, a Delaware limited liability company formed in May 2017, is an investment adviser registered with the Commission under the Advisers Act and a wholly-owned subsidiary of GTAM. FSC Advisor and GTAM Credit are not affiliated persons (as defined in the 1940 Act). GTAM Credit identifies investment opportunities and executes on trading strategies for the Companies, subject to the investment guidelines, monitoring and reporting procedures established by applicable FS Advisor to evaluate the performance of GTAM Credit. GTAM Credit has sole responsibility for causing the Companies and any Affiliated Fund to enter into a Potential Co-Investment Transaction and is responsible for ensuring that the GTAM Adviser, the Regulated Funds, and any Affiliated Funds comply with the conditions of this Application.

8 GTAM Credit provides its investment advisory services to FSC under an investment sub-advisory agreement by and among FSC, FSC Advisor, and GTAM Credit (as amended from time to time, the “FSC Sub-Advisory Agreement”). The FSC Sub-Advisory Agreement may be terminated, without the payment of penalty, upon 60 days’ notice by the Board of FSC or by a vote of FSC’s shareholders in accordance with Section 15(a) of the 1940 Act.

9 GTAM Credit provides its investment advisory services to FSM under an investment sub-advisory agreement by and among FSM, FSM Advisor, and GTAM Credit (as amended from time to time, the “FSM Sub-Advisory Agreement”). The FSM Sub-Advisory Agreement may be terminated, without the payment of penalty, upon 60 days’ notice by the Board of FSM or by a vote of FSM’s shareholders in accordance with Section 15(a) of the 1940 Act.

GTAM, a Delaware limited partnership formed in 2000, is an investment adviser registered with the Commission under the Advisers Act. GTAM serves as investment adviser to the GTAM Private Funds. Under the investment advisory agreements of the GTAM Private Funds, GTAM manages the portfolio of each entity in accordance with the investment objective and policies of each, makes investment decisions for each entity, places purchase and sale orders for portfolio transactions for each entity, and otherwise manages the day-to-day operations of each entity.

GLM, an affiliate of GTAM, is a Cayman Islands limited partnership formed in 2016 and an investment adviser registered with the Commission under the Advisers Act. GLM serves as the investment adviser to the GLM Private Funds. Under the investment advisory agreements of the GLM Private Funds, GLM manages the portfolio of each entity in accordance with the investment objective and policies of each, makes investment decisions for each entity, places purchase and sale orders for portfolio transactions for each entity, and otherwise manages the day-to-day operations of each entity.

GTAM Credit, GTAM and GLM are affiliated persons under common control.

III. REQUEST FOR ORDER

The Applicants request the Order of the Commission under Section 17(d) under the 1940 Act, and Rule 17d-l under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Funds to be able to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Funds.

The Applicants seek relief to permit the Regulated Funds and the Affiliated Funds to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Section 17(d) of the 1940 Act and Rule 17d-l under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Funds and the Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that may arise in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	Section 17(d)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company, acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d–1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) of the 1940 Act a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.10

10 See, e.g., In re Investment Company Mergers, SEC Rel. No. IC–25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”); SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question…”). Depending on the nature of an Adviser’s sub-advisory role with an Affiliated Fund, it could be deemed to control such Affiliated Fund, which would necessitate the requested relief.

The Advisers are the FS Advisers and the GTAM Advisers. A FS Adviser is the investment adviser to the Companies, and a GTAM Adviser is an investment sub-adviser to the Companies. The Future Regulated Funds will be advised or sub-advised by a GTAM Adviser. An Adviser may be deemed to control the Company, and any other Adviser will be controlling, controlled by, or under common control with either a FS Adviser or a GTAM Adviser. In addition, a GTAM Adviser is investment adviser to each of the Private Funds. The Future Affiliated Funds will be advised or sub-advised by a GTAM Adviser. The Regulated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. In addition, the Affiliated Funds may be deemed to be under common control with the Regulated Funds, and thus affiliated persons of each Regulated Fund under Section 2(a)(3)(C) of the 1940 Act.

We are including the FS Advisers because they are, or will be, the primary adviser to a Regulated Fund or Affiliated Fund, however, the FS Advisers will be subject to Conditions 2(c)(iv), 13 and 14 only. A Regulated Fund may engage an investment adviser or a sub-adviser other than a GTAM Adviser that is a registered investment adviser. Such investment adviser or sub-adviser will neither identify nor recommend Potential Co-Investment Transactions to a GTAM Adviser advising a Regulated Fund and will not be the source of any Potential Co-Investment Transactions under the requested Order. Further, the Co-Investment Program will be controlled by the GTAM Advisers because the GTAM Adviser to any Regulated Fund will be responsible for monitoring and complying with the conditions of the Order, subject to the oversight of the applicable Board. As a result, these relationships might cause a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds participating in Co-Investment Transactions to be subject to Section 17(d) of the 1940 Act, and thus subject to the provisions of Rule 17d-l of the 1940 Act.

B.	Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, acting as principal, from participating in any “joint enterprise or other joint arrangement or profit sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Applicants seek relief pursuant to Rule 17d-1 under the 1940 Act, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) under the 1940 Act to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of the other participants.

The Commission has stated that Section 17(d) of the 1940 Act, upon which Rule 17d–1 under the 1940 Act is based, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries. Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied 393 U.S. 1015 (1969).

Applicants believe that the terms and conditions of this Application would ensure that the conflicts of interest that Section 17(d) of the 1940 Act were designed to prevent would be addressed and the standards for an order under Rule 17d–1 under the 1940 Act are met.

C.	Protection Provided by the Proposed Conditions

The Applicants believe that the proposed Conditions, as discussed more fully in Section III.D of this Application, will ensure the protection of the shareholders of the Regulated Funds and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of its shareholders and the investment needs and abilities of that Regulated Fund. In addition, each Regulated Fund would be able to invest on equal footing with each other Regulated Fund and the Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other Conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the applicable Adviser or shared pro-rata among the Regulated Funds and Affiliated Funds who participate in the Co-Investment Transactions. The Conditions would also prevent a Regulated Fund from investing in any current investments of an affiliated person, which eliminates the possibility of a Regulated Fund being forced to invest in a manner that would benefit such affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The Conditions impose a variety of duties on the Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies, investment policies, investment positions, Available Capital (defined below), and other pertinent factors applicable to that Regulated Fund. Each Adviser, as applicable, undertakes to perform these duties consistently for each Regulated Fund, as applicable, regardless of which of them serves as investment adviser for these entities. The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by both a majority of the trustees of the Board who have no financial interest in such transaction, plan or arrangement and a majority of such trustees who are Non-Interested Trustees (a “Required Majority”), eligible to vote on that Co-Investment Transaction (the “Eligible Trustees”).

If an Adviser or its principals, or any person controlling, controlled by, or under common control with an Adviser or its principals, and any Affiliated Fund (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under condition 14. Applicants believe that this condition will ensure that the Non-Interested Trustees will act independently in evaluating the Co-Investment Program, because the ability of an Adviser and its principals to influence the Non-Interested Trustees by a suggestion, explicit or implied, that the Non-Interested Trustees can be removed will be limited significantly. The Non-Interested Trustees shall evaluate and approve any such independent third party, taking into accounts its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

The amount of each Regulated Fund’s capital available for investment (“Available Capital”) will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and objectives and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s Available Capital will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and objectives and restrictions set by the Affiliated Fund’s directors, general partners, or adviser or imposed by applicable laws, rules, regulations or interpretations.

In sum, the Applicants believe that the proposed conditions would ensure that each Regulated Fund that participates in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of the other participants. As a result, the Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act and would not be done on a basis that is different from, or less advantageous than, other participants.

With respect to each Wholly Owned Investment Subsidiary, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Rule 17d-1 thereunder. The Applicants request that each Wholly Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. The Applicants represent that this treatment is justified because a Wholly Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the parent Regulated Fund’s investments and, therefore, no conflicts of interest could arise between a Regulated Fund and its Wholly Owned Investment Subsidiary. The applicable Regulated Fund’s Board would make all relevant determinations under the Conditions with regard to a Wholly Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and take into consideration, any proposed use of a Wholly Owned Investment Subsidiary in the Regulated Fund’s place. If a Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly Owned Investment Subsidiaries, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly Owned Investment Subsidiary.

D.	Proposed Conditions

The Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.            Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies, the Regulated Fund’s Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.11

2.            (a)          If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)          If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Trustees of each participating Regulated Fund with information concerning each participating party’s Available Capital to assist the Eligible Trustees with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c)          After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Fund) to the Eligible Trustees of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

11 FSM Advisor, and any sub-adviser to a Regulated Fund whose is not a GTAM Adviser, will not source any Potential Co-Investment Transactions under the requested Order.

(i)	the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii)	the Potential Co-Investment Transaction is consistent with:

(A)          the interests of the Regulated Fund’s shareholders; and

(B)          the Regulated Fund’s then-current Objectives and Strategies;

(iii)	the investment by any other Regulated Funds or Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of any other Regulated Funds or Affiliated Funds; provided that if any other Regulated Funds or Affiliated Funds, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A)          the Eligible Trustees will have the right to ratify the selection of such director or board observer, if any;

(B)          the applicable Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)          any fees or other compensation that any Affiliated Fund or any Regulated Fund or any affiliated person of any Affiliated Fund or any Regulated Fund receives in connection with the right of the Affiliated Fund or Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Fund in accordance with the amount of each party’s investment; and

(iv)	the proposed investment by the Regulated Fund will not benefit the Advisers, any Affiliated Funds or other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Section 17(e) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.            Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.            The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.            Except for Follow-On Investments made in accordance with condition 8,12 a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, an Affiliated Fund or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6.            A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.            (a)          If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Adviser will:

(i)	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)	formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b)          Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and Regulated Funds.

(c)          A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Trustees, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(d)          Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.           (a)           If any Affiliated Fund or Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Adviser will:

(i)	notify each Regulated Fund that participated in the co-investment transaction of the proposed Follow-On Investment at the earliest practical time; and

(ii)	formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)          A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Trustees, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

12 This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which the Regulated Fund already holds investments.

(c)          If, with respect to any Follow-On Investment:

(i)	the amount of the opportunity is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii)	the aggregate amount recommended by the applicable GTAM Adviser to be invested by the applicable Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, then the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital, up to the amount proposed to be invested by each.

(d)          The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9.            The Non-Interested Trustees of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by any other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Trustees may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Trustees will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10.          Each Regulated Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f) of the 1940 Act.

11.          No Non-Interested Trustee of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of an Affiliated Fund.

12.          The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.          Any transaction fee13 (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) of the 1940 Act) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the Co-Investment Transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Advisers, the other Regulated Funds, or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C); and (b) in the case of an Adviser, investment advisory fees paid in accordance with the investment advisory agreements between such Adviser and the Regulated Fund or Affiliated Fund).

13 The Applicants are not requesting, and the staff is not providing, any relief for transaction fees received in connection with any Co-Investment Transaction.

14.          If the Holders own in the aggregate more than 25% of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the 1940 Act or applicable state law affecting the Board’s composition, size or manner of election.

15.          Each Regulated Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4) under the 1940 Act, will prepare an annual report for the Board of such Regulated Fund that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and conditions of the application and procedures established to achieve such compliance.

IV. IN SUPPORT OF THE APPLICATION

The Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d) of the 1940 Act and Rule 17d–1 under the 1940 Act should not prevent registered closed-end investment companies from making investments that are in the best interests of their shareholders.

In cases where a GTAM Adviser identifies favorable investment opportunities requiring larger capital commitments or investment opportunities where acquiring a large interest offers advantages to investors, and where a Regulated Fund is unable to singly fund such opportunities or is otherwise limited in its ability to singly acquire such an opportunity as a result of diversification rules or other regulatory or portfolio requirements, absent the relief sought by this Application, such Regulated Fund will have to either forgo such potentially favorable investments or accept potentially less favorable terms on account of making a smaller investment. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable such Regulated Fund to participate with one or more of the other Regulated Funds and/or one or more of the Affiliated Funds in making larger financing commitments, which would, in turn, allow such Regulated Fund to potentially obtain more favorable pricing or other terms and increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Fund. In addition, by not being required to fully fund a large investment and by participating with Affiliated Funds in a Co-Investment Transaction, such Regulated Fund may be able to achieve greater investment diversification.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board of each Regulated Fund, including the Non-Interested Trustees, has (or will have prior to relying on the requested order) determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund will be able to participate in a larger number and greater variety of transactions, thereby potentially increasing investment diversification; (ii) the Regulated Fund will be able to participate in larger transactions; (iii) the Regulated Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds and Affiliated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and conditions of the proposed Order are fair to the Regulated Fund and its shareholders.

Each Company’s Board, including the Non-Interested Trustees, also determined that it is in the best interests of the respective Company and its shareholders to obtain the Order at the earliest possible time and instructed the officers of each Company, the applicable FS Adviser, and counsel to use all appropriate efforts to accomplish such goal. For these reasons, each Board has determined that it is proper and desirable for each Company to participate in Co-Investment Transactions with the other Regulated Funds and/or one or more Affiliated Funds.

B.	Protective Representations and Conditions

The terms and conditions set forth in this application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Funds and all Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Regulated Fund’s Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Regulated Fund’s Eligible Trustees, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and the Affiliated Funds in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that the Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Trustees. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Regulated Fund’s Eligible Trustees.

The Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations and, in turn, eliminates the possibility for overreaching and promotes fairness. The Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2 under the 1940 Act, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly-Owned Investment Subsidiary is involved in a Co-Investment Transaction as each Wholly Owned Investment Subsidiary will be treated as one company with its parent for purposes of this Application.

V. PRECEDENTS

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities. See, e.g., Triloma EIG Energy Income Fund, et al., (File No. 812-14848) Investment Company Act Rel. No. 33047 (March 14, 2018) (notice) and 33070 (April 10, 2018) (order); Alcentra Capital Corporation, et al., (File No. 812-14760) Investment Company Act Rel. No. 33038 (February 28, 2018) (notice) and 33059 (March 28, 2018) (order); Bain Capital Specialty Finance, Inc., et al., (File No. 812-14766) Investment Company Act Rel. No. 33031 (February 23, 2018) (notice) and 33051 (March 22, 2018) (order); TCG BDC, Inc., et al., (File No. 812-14798) Investment Company Act Rel. No. 32945 (December 20, 2017)(notice) and 32969 (January 17, 2018)(order).

VI. PROCEDURAL MATTERS

Please address all communications concerning this Application and the Notice and Order to:

Stephen S. Sypherd

FS Credit Income Advisor, LLC

201 Rouse Boulevard

Philadelphia, Pennsylvania 19112

(215) 495-1150

George Travers

GoldenTree Asset Management LP

300 Park Avenue, 21st Floor

New York, New York 10022

(212) 847-3459

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Kenneth Young

William J. Bielefeld

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104

(215) 994-2988

Pursuant to Rule 0-2(c) under the 1940 Act, the Applicants hereby state that (i) the Board of FSC, by resolution duly adopted by the Board of FSC on May 7, 2018 (attached hereto as Exhibit A), (ii) the Board of FSM, by resolution duly adopted by the Board of FSM on November 26, 2018 (attached hereto as Exhibit B), and (iii) an authorized person of each of FSC Advisor, FSM Advisor, GTAM, GTAM Credit, GLM, and each of the Private Funds, pursuant to authority vested in him or her as such by the Certificate of Incorporation, By-laws, Limited Liability Company Agreement, or similar instrument of the applicable Applicant, have authorized to cause to be prepared and to execute and file with the Commission this Application for the Order sought hereby.

In accordance with Rule 0-5 under the Act, the Applicants request that the Commission issue the requested Order without holding a hearing.

The Applicants have caused this Application to be duly signed on their behalf on the 12th day of December 2018.

FS CREDIT INCOME ADVISOR, LLC

By:	/s/ Stephen S. Sypherd

Name: Stephen S. Sypherd
Title: Managing Director and General Counsel

FS CREDIT INCOME FUND

By:	/s/ Stephen S. Sypherd

Name: Stephen S. Sypherd
Title: Vice President, Treasurer and Secretary

FS MULTI-ALTERNATIVE ADVISOR, LLC

By:	/s/ Stephen S. Sypherd

Name: Stephen S. Sypherd
Title: General Counsel

FS MULTI-ALTERNATIVE INCOME FUND

By:	/s/ Stephen S. Sypherd

Name: Stephen S. Sypherd
Title: General Counsel and Secretary

GOLDENTREE ASSET MANAGEMENT CREDIT ADVISOR LLC

By: GoldenTree Asset Management LP, its managing member

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Executive Vice President

GOLDENTREE LOAN MANAGEMENT LP By: GoldenTree Loan Management GP, LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

[Signatures Continued on Following Page]

GOLDENTREE ASSET MANAGEMENT LP

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: General Counsel

GOLDENTREE MASTER FUND, LTD.

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GOLDENTREE PARTNERS, LP By: GoldenTree Capital Partners LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GOLDENTREE OFFSHORE FUND, LTD.

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GOLDENTREE OFFSHORE INTERMEDIATE FUND, LP By: GoldenTree Capital Partners LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GOLDENTREE SELECT PARTNERS, LP By: GoldenTree Capital Partners LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

[Signatures Continued on Following Page]

GOLDENTREE SELECT OFFSHORE FUND, LTD.

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GOLDENTREE SELECT OFFSHORE INTERMEDIATE FUND, LP By: GoldenTree Capital Partners LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GOLDENTREE ENTRUST INTERMEDIATE FUND SPC (SEGREGATED PORTFOLIO I)

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GOLDENTREE ENTRUST OFFSHORE FUND SPC (SEGREGATED PORTFOLIO I)

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GOLDENTREE ENTRUST MASTER FUND SPC (SEGREGATED PORTFOLIO I)

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

[Signatures Continued on Following Page]

GT NM, L.P. By: GT NM GP LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GoldenTree Credit Opportunities Master Fund, Ltd.

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GoldenTree Credit Opportunities, LP
By: GoldenTree Credit Opportunities GP LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GoldenTree Credit Opportunities, Ltd.

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GoldenTree Multi-Sector Master Fund ICAV

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GoldenTree Multi-Sector, LP
By: GoldenTree Multi-Sector GP LLC

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

[Signatures Continued on Following Page]

GoldenTree Multi-Sector Cayman Ltd.

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GoldenTree NJ Distressed Fund 2015 LP

By: GoldenTree NJ Distressed Fund 2015 GP LLC

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GoldenTree Emerging Markets Master Fund ICAV

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GoldenTree High Yield Value Master Unit Trust
By: GoldenTree Asset Management (Ireland) Limited, its Manager

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GoldenTree EMERGING MARKETS FUND ICAV

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GoldenTree High Yield Value Fund Offshore (Strategic) Ltd.

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GoldenTree Multi-Sector Fund Offshore ERISA Ltd.

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

[Signatures Continued on Following Page]

GoldenTree Loan Opportunities IX Ltd.

By: GoldenTree Asset Management LP, its manager

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GoldenTree Loan Opportunities X Ltd.

By: GoldenTree Asset Management LP, its manager

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GoldenTree Loan Opportunities XII Ltd.

By: GoldenTree Asset Management LP, its manager

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GoldenTree Loan Financing I, Ltd.

By: GoldenTree Asset Management LP, its manager

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GoldenTree Structured Products Opportunities Offshore Fund Extension Holdings LLC

By: GoldenTree Asset Management LP, its manager

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

[Signatures Continued on Following Page]

GoldenTree Structured Products Opportunities Domestic Fund Extension Holdings LLC

By: GoldenTree Structured Products GP LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GoldenTree Structured Products Opportunities Fund Extension Holdings LLC

By: GoldenTree Structured Products GP LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GoldenTree Structured Products – C LP

By: GoldenTree Structured Products – C GP LTD, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

Guadalupe Fund, LP

By: Guadalupe Fund GP, LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

Gresham Multi-Sector Credit Fund, Ltd.

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

[Signatures Continued on Following Page]

GoldenTree 2017 K-SC, Ltd

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GoldenTree Distressed Master Fund III Ltd

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GoldenTree Distressed Fund III LP

By: GoldenTree Distressed Fund III GP LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GoldenTree Distressed Master (ECI) Fund III LP

By: GoldenTree Distressed Fund III GP LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GoldenTree Distressed Fund 2014 LP

By: GoldenTree Distressed Fund 2014 GP LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

[Signatures Continued on Following Page]

GoldenTree Distressed Master Fund 2014 Ltd.

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GoldenTree Distressed Master (ECI) Fund 2014 LP

By: GoldenTree Distressed Fund 2014 GP LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GoldenTree Distressed Debt Master Fund LP

By: GoldenTree Distressed Debt Fund GP LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GoldenTree Distressed Debt Fund LP

By: GoldenTree Distressed Debt Fund GP LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GoldenTree Distressed Debt Master (ECI) Fund LP

By: GoldenTree Distressed Debt Fund GP LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

[Signatures Continued on Following Page]

Laurelin 2016-1 DAC

By: GoldenTree Asset Management, LP, its manager

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GoldenTree Loan Management Euro CLO 1 DAC

By: GoldenTree Loan Management LP, its manager By: GoldenTree Loan Management GP, LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Executive Vice President

GoldenTree Loan Management US CLO 1, Ltd.

By: GoldenTree Loan Management LP, its manager By: GoldenTree Loan Management GP, LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Executive Vice President

GoldenTree Loan Management US CLO 2, Ltd.

By: GoldenTree Loan Management LP, its manager By: GoldenTree Loan Management GP, LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Executive Vice President

GoldenTree Loan Management US CLO 3, Ltd.

By: GoldenTree Loan Management LP, its manager By: GoldenTree Loan Management GP, LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Executive Vice President

[Signatures Continued on Following Page]

GoldenTree Loan Opportunities XI, Ltd.

By: GoldenTree Loan Management LP, its manager By: GoldenTree Loan Management GP, LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Executive Vice President

Ginkgo Tree, LLC.

By: Guadalupe Fund GP, LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GOLDENTREE LOAN MANAGEMENT (US FEEDER), LP

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GOLDENTREE LOAN MANAGEMENT (OFFSHORE FEEDER), LP

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

SCHEDULE A

GTAM Private Funds
GoldenTree Master Fund, Ltd.
GoldenTree Partners, LP
GoldenTree Offshore Fund, Ltd.
GoldenTree Offshore Intermediate Fund, LP
GoldenTree Select Partners, LP
GoldenTree Select Offshore Fund, Ltd.
GoldenTree Select Offshore Intermediate Fund, LP
GoldenTree Entrust Intermediate Fund SPC (Segregated Portfolio I)
GoldenTree Entrust Offshore Fund SPC (Segregated Portfolio I)
GoldenTree Entrust Master Fund SPC (Segregated Portfolio I)
GT NM, L.P.
GoldenTree Credit Opportunities Master Fund, Ltd.
GoldenTree Credit Opportunities, LP
GoldenTree Credit Opportunities, Ltd.
GoldenTree Multi-Sector Master Fund ICAV
GoldenTree Multi-Sector, LP
GoldenTree Multi-Sector Cayman Ltd.
GoldenTree NJ Distressed Fund 2015 LP
GoldenTree Emerging Markets Master Fund ICAV
GoldenTree Emerging Markets Fund ICAV
GoldenTree High Yield Value Master Unit Trust
GoldenTree High Yield Value Fund Offshore (Strategic) Ltd.
GoldenTree Multi-Sector Fund Offshore ERISA Ltd.
GoldenTree Loan Opportunities IX Ltd.
GoldenTree Loan Opportunities X Ltd.
GoldenTree Loan Opportunities XII Ltd.
GoldenTree Loan Financing I, Ltd.
GoldenTree Structured Products Opportunities Offshore Fund Extension Holdings LLC
GoldenTree Structured Products Opportunities Domestic Fund Extension Holdings LLC
GoldenTree Structured Products Opportunities Fund Extension Holdings LLC
GoldenTree Structured Products – C LP
Guadalupe Fund, LP
Gresham Multi-Sector Credit Fund, Ltd.
GoldenTree 2017 K-SC, Ltd
GoldenTree Distressed Master Fund III Ltd
GoldenTree Distressed Fund III LP
GoldenTree Distressed Master (ECI) Fund III LP
GoldenTree Distressed Fund 2014 LP
GoldenTree Distressed Master Fund 2014 Ltd.
GoldenTree Distressed Master (ECI) Fund 2014 LP
GoldenTree Distressed Debt Master Fund LP
GoldenTree Distressed Debt Fund LP
GoldenTree Distressed Debt Master (ECI) Fund LP
Laurelin 2016-1 DAC
Ginkgo Tree, LLC

GLM Private Funds
GoldenTree Loan Management US CLO 1, Ltd.
GoldenTree Loan Management US CLO 2, Ltd.
GoldenTree Loan Management US CLO 3, Ltd.
GoldenTree Loan Opportunities XI, Ltd.
GoldenTree Loan Management Euro CLO 1 DAC
GoldenTree Loan Management (US Feeder), LP
GoldenTree Loan Management (Offshore Feeder), LP

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated December 12, 2018 for and on behalf of FS Credit Income Advisor, LLC, FS Multi-Alternative Advisor, LLC, FS Credit Income Fund, FS Multi-Alternative Income Fund, GoldenTree Asset Management Credit Advisor LLC, GoldenTree Loan Management LP, GoldenTree Asset Management LP, GoldenTree Master Fund, Ltd., GoldenTree Partners, LP, GoldenTree Offshore Fund, Ltd., GoldenTree Offshore Intermediate Fund, LP, GoldenTree Select Partners, LP, GoldenTree Select Offshore Fund, Ltd., GoldenTree Select Offshore Intermediate Fund, LP, GoldenTree Entrust Intermediate Fund SPC (Segregated Portfolio I), GoldenTree Entrust Offshore Fund SPC (Segregated Portfolio I), GoldenTree Entrust Master Fund SPC (Segregated Portfolio I), GT NM, L.P., GoldenTree Credit Opportunities Master Fund, Ltd., GoldenTree Credit Opportunities, LP, GoldenTree Credit Opportunities, Ltd., GoldenTree Multi-Sector Master Fund ICAV, GoldenTree Multi-Sector, LP, GoldenTree Multi-Sector Cayman Ltd., GoldenTree NJ Distressed Fund 2015 LP, GoldenTree Emerging Markets Master Fund ICAV, GoldenTree Emerging Markets Fund ICAV, GoldenTree High Yield Value Master Unit Trust, GoldenTree High Yield Value Fund Offshore (Strategic) Ltd., GoldenTree Multi-Sector Fund Offshore ERISA Ltd., GoldenTree Loan Opportunities IX Ltd., GoldenTree Loan Opportunities X Ltd., GoldenTree Loan Opportunities XII Ltd., GoldenTree Loan Financing I, Ltd., GoldenTree Structured Products Opportunities Offshore Fund Extension Holdings LLC, GoldenTree Structured Products Opportunities Domestic Fund Extension Holdings LLC, GoldenTree Structured Products, Opportunities Fund Extension Holdings LLC, GoldenTree Structured Products – C LP, Guadalupe Fund, LP, Gresham Multi-Sector Credit Fund, Ltd., GoldenTree 2017 K-SC, Ltd, GoldenTree Distressed Master Fund III Ltd, GoldenTree Distressed Fund III LP, GoldenTree Distressed Master (ECI) Fund III LP, GoldenTree Distressed Fund 2014 LP, GoldenTree Distressed Master Fund 2014 Ltd., GoldenTree Distressed Master (ECI) Fund 2014 LP, GoldenTree Distressed Debt Master Fund LP, GoldenTree Distressed Debt Fund LP, GoldenTree Distressed Debt Master (ECI) Fund LP, Laurelin 2016-1 DAC, Ginkgo Tree, LLC, GoldenTree Loan Management Euro CLO 1 DAC, GoldenTree Loan Management US CLO 1, Ltd., GoldenTree Loan Management US CLO 2, Ltd., GoldenTree Loan Management US CLO 3, Ltd., GoldenTree Loan Opportunities XI, Ltd., GoldenTree Loan Management (US Feeder), LP, GoldenTree Loan Management (Offshore Feeder), LP, that he or she is authorized to execute this sworn statement of each entity; and that all action by shareholders, trustees, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

FS CREDIT INCOME ADVISOR, LLC

By:	/s/ Stephen S. Sypherd

Name: Stephen S. Sypherd
Title: Managing Director and General Counsel

FS CREDIT INCOME FUND

By:	/s/ Stephen S. Sypherd

Name: Stephen S. Sypherd
Title: Vice President, Treasurer and Secretary

FS MULTI-ALTERNATIVE ADVISOR, LLC

By:	/s/ Stephen S. Sypherd

Name: Stephen S. Sypherd
Title: General Counsel

[Signatures Continued on Following Page]

FS MULTI-ALTERNATIVE INCOME FUND

By:	/s/ Stephen S. Sypherd

Name: Stephen S. Sypherd
Title: General Counsel and Secretary

GOLDENTREE ASSET MANAGEMENT CREDIT ADVISOR LLC

By: GoldenTree Asset Management LP, its managing member

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Executive Vice President

GOLDENTREE LOAN MANAGEMENT LP By: GoldenTree Loan Management GP, LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GOLDENTREE ASSET MANAGEMENT LP By: GoldenTree Asset Management LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: General Counsel

GOLDENTREE MASTER FUND, LTD.

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GOLDENTREE PARTNERS, LP By: GoldenTree Capital Partners LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

[Signatures Continued on Following Page]

GOLDENTREE OFFSHORE FUND, LTD.

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GOLDENTREE OFFSHORE INTERMEDIATE FUND, LP By: GoldenTree Capital Partners LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GOLDENTREE SELECT PARTNERS, LP By: GoldenTree Capital Partners LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GOLDENTREE SELECT OFFSHORE FUND, LTD.

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GOLDENTREE SELECT OFFSHORE INTERMEDIATE FUND, LP By: GoldenTree Capital Partners LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

[Signatures Continued on Following Page]

GOLDENTREE ENTRUST INTERMEDIATE FUND SPC (SEGREGATED PORTFOLIO I)

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GOLDENTREE ENTRUST OFFSHORE FUND SPC (SEGREGATED PORTFOLIO I)

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GOLDENTREE ENTRUST MASTER FUND SPC (SEGREGATED PORTFOLIO I)

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GT NM, L.P. By: GT NM GP LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GoldenTree Credit Opportunities Master Fund, Ltd.

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GoldenTree Credit Opportunities, LP

By: GoldenTree Credit Opportunities GP LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

[Signatures Continued on Following Page]

GoldenTree Credit Opportunities, Ltd.

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GoldenTree Multi-Sector Master Fund ICAV

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GoldenTree Multi-Sector, LP

By: GoldenTree Multi-Sector GP LLC

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GoldenTree Multi-Sector Cayman Ltd.

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GoldenTree NJ Distressed Fund 2015 LP

By: GoldenTree NJ Distressed Fund 2015 GP LLC

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GoldenTree Emerging Markets Master Fund ICAV

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GoldenTree Emerging Markets Fund ICAV

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

[Signatures Continued on Following Page]

GoldenTree High Yield Value Master Unit Trust

By: GoldenTree Asset Management (Ireland) Limited, its Manager

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GoldenTree High Yield Value Fund Offshore (Strategic) Ltd.

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GoldenTree Multi-Sector Fund Offshore ERISA Ltd.

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GoldenTree Loan Opportunities IX Ltd.

By: GoldenTree Asset Management LP, its manager

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GoldenTree Loan Opportunities X Ltd.

By: GoldenTree Asset Management LP, its manager

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

[Signatures Continued on Following Page]

GoldenTree Loan Opportunities XII Ltd.

By: GoldenTree Asset Management LP, its manager

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GoldenTree Loan Financing I, Ltd.

By: GoldenTree Asset Management LP, its manager

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GoldenTree Structured Products Opportunities Offshore Fund Extension Holdings LLC

By: GoldenTree Asset Management LP, its manager

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GoldenTree Structured Products Opportunities Domestic Fund Extension Holdings LLC

By: GoldenTree Structured Products GP LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GoldenTree Structured Products Opportunities Fund Extension Holdings LLC

By: GoldenTree Structured Products GP LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

[Signatures Continued on Following Page]

GoldenTree Structured Products – C LP

By: GoldenTree Structured Products – C GP LTD, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

Guadalupe Fund, LP

By: Guadalupe Fund GP, LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

Gresham Multi-Sector Credit Fund, Ltd.

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GoldenTree 2017 K-SC, Ltd

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GoldenTree Distressed Master Fund III Ltd

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GoldenTree Distressed Fund III LP

By: GoldenTree Distressed Fund III GP LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

[Signatures Continued on Following Page]

GoldenTree Distressed Master (ECI) Fund III LP

By: GoldenTree Distressed Fund III GP LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GoldenTree Distressed Fund 2014 LP

By: GoldenTree Distressed Fund 2014 GP LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GoldenTree Distressed Master Fund 2014 Ltd.

By:	/s/ Thomas E. Gengler, Jr.

Name: Thomas E. Gengler, Jr.
Title: Director

GoldenTree Distressed Master (ECI) Fund 2014 LP

By: GoldenTree Distressed Fund 2014 GP LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GoldenTree Distressed Debt Master Fund LP

By: GoldenTree Distressed Debt Fund GP LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

[Signatures Continued on Following Page]

GoldenTree Distressed Debt Fund LP

By: GoldenTree Distressed Debt Fund GP LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GoldenTree Distressed Debt Master (ECI) Fund LP

By: GoldenTree Distressed Debt Fund GP LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

Laurelin 2016-1 DAC

By: GoldenTree Asset Management, LP, its manager

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GoldenTree Loan Management Euro CLO 1 DAC

By: GoldenTree Loan Management LP, its manager By: GoldenTree Loan Management GP, LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Executive Vice President

[Signatures Continued on Following Page]

GoldenTree Loan Management US CLO 1, Ltd.

By: GoldenTree Loan Management LP, its manager By: GoldenTree Loan Management GP, LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Executive Vice President

GoldenTree Loan Management US CLO 2, Ltd.

By: GoldenTree Loan Management LP, its manager By: GoldenTree Loan Management GP, LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Executive Vice President

GoldenTree Loan Management US CLO 3, Ltd.

By: GoldenTree Loan Management LP, its manager By: GoldenTree Loan Management GP, LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Executive Vice President

GoldenTree Loan Opportunities XI, Ltd.

By: GoldenTree Loan Management LP, its manager By: GoldenTree Loan Management GP, LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Executive Vice President

Ginkgo Tree, LLC.

By: Guadalupe Fund GP, LLC, its general partner

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

GOLDENTREE LOAN MANAGEMENT (US FEEDER), LP

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

[Signatures Continued on Following Page]

GOLDENTREE LOAN MANAGEMENT (OFFSHORE FEEDER), LP

By:	/s/ Barry Ritholz

Name: Barry Ritholz
Title: Authorized Signatory

Exhibit A

FS CREDIT INCOME FUND

APPROVAL OF FILING OF APPLICATION FOR EXEMPTIVE RELIEF

WHEREAS, the board of trustees (the “Board”) of FS Credit Income Fund (the “Fund”) deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of the Fund and the Fund’s investment adviser be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be prepared, executed, delivered and filed with the Commission an Application and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretive positions under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the 1940 Act, or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Commission and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of the Application, any amendments thereto or any requests for no-action relief or interpretive positions; and it is further

RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to perform all of the agreements and obligations of the Fund in connection with the foregoing resolution, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolution, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof.

Exhibit B

FS MULTI-ALTERNATIVE INCOME FUND

APPROVAL OF FILING OF APPLICATION FOR EXEMPTIVE RELIEF

WHEREAS, the board of trustees (the “Board”) of FS Multi-Alternative Income Fund (the “Fund”) deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of the Fund and the Fund’s investment adviser be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be prepared, executed, delivered and filed with the Commission an Application and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretive positions under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the 1940 Act, or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Commission and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of the Application, any amendments thereto or any requests for no-action relief or interpretive positions; and it is further

RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to perform all of the agreements and obligations of the Fund in connection with the foregoing resolution, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolution, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof.

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